Klarna Group plc Unaudited Interim Condensed Consolidated Financial Statements for the three and six month period ended June 30, 2026

TABLE OF CONTENTS (Unaudited) Page Interim condensed consolidated statement of profit or loss ................................................................................ 2 Interim condensed consolidated statement of comprehensive income or loss ............................................... 3 Interim condensed consolidated statement of financial position ........................................................................ 4 Interim condensed consolidated statement of changes in equity ....................................................................... 5 Interim condensed consolidated statement of cash flows ................................................................................... 7 Notes to the interim condensed consolidated financial statements ................................................................... 8 1 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Interim condensed consolidated statement of profit or loss

(Unaudited)

USD millions, except per share amounts	Note	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Transaction and service revenue		707	604	1,378	1,123
Gain on sale of consumer receivables		69	–	126	–
Interest income		266	219	550	401
Total revenue	3	**1,042**	**823**	**2,054**	**1,524**
Processing and servicing costs		(233)	(187)	(499)	(351)
Provision for credit losses		(192)	(174)	(378)	(310)
Funding costs	11	(171)	(147)	(342)	(277)
Technology and product development		(130)	(120)	(259)	(235)
Sales and marketing		(128)	(93)	(233)	(184)
Customer service and operations		(58)	(51)	(112)	(102)
General and administrative		(91)	(65)	(171)	(159)
Depreciation, amortization and impairments		(12)	(32)	(15)	(42)
Operating expenses		**(1,015)**	**(869)**	**(2,010)**	**(1,660)**
Operating profit (loss)		**27**	**(46)**	**44**	**(136)**
Other income (expense)		–	–	(2)	(2)
Profit (loss) before taxes		**27**	**(46)**	**42**	**(138)**
Tax (expense) benefit	16	(18)	(7)	(32)	(14)
Net profit (loss)		**9**	**(53)**	**10**	**(152)**
Whereof attributable to:					
Shareholders of Klarna Group plc		4	(52)	(1)	(153)
Non-controlling interests		5	(1)	11	1
Total		**9**	**(53)**	**10**	**(152)**
Net profit (loss) per share attributable to shareholders of Klarna Group plc					
Basic	17	$ 0.01	$ (0.14)	$ 0.00	$ (0.42)
Diluted	17	$ 0.01	$ (0.14)	$ 0.00	$ (0.42)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Interim condensed consolidated statement of comprehensive income or loss (Unaudited) Three Months Ended Six Months Ended USD millions June 30, 2026 June 30, 2025 June 30, 2026 June 30, 2025 Net profit (loss) ......................................................... 9 (53) 10 (152) Items that are or may be reclassified to the statement of profit or loss: Foreign currency translation differences ......... Exchange differences on translation of foreign operations .................................................. (42) 98 (114) 295 Consumer receivables at fair value through OCI ............................................................................. Net changes in fair value for the period ......... — — (11) — Changes in expected credit losses ................. 43 — 67 — Reclassification to the statement of profit or loss ........................................................................ (49) — (65) — Other comprehensive (loss) income for the period ........................................................................ (48) 98 (123) 295 Total comprehensive (loss) income ....................... (39) 45 (113) 143 Comprehensive income (loss) attributable to: Shareholders of Klarna Group plc ...................... (44) 46 (124) 142 Non-controlling interests ...................................... 5 (1) 11 1 Total comprehensive (loss) income ....................... (39) 45 (113) 143 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 3 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Interim condensed consolidated statement of financial position (Unaudited) USD millions Note June 30, 2026 December 31, 2025 Assets Cash and cash equivalents ............................................................ 4 2,672 3,803 Debt securities .................................................................................. 5 2,593 1,518 Consumer receivables at amortized cost ................................... 6 8,831 10,459 Consumer receivables at fair value through OCI ...................... 10, 12 718 386 Consumer receivables at fair value through profit or loss 10, 12 204 400 Other financial assets at amortized cost .................................... 7 526 — Settlement, trade and other receivables .................................... 544 580 Property and equipment ................................................................ 34 60 Goodwill .............................................................................................. 664 685 Intangible assets .............................................................................. 345 383 Deferred tax assets ......................................................................... 16 25 36 Other assets ...................................................................................... 610 487 Total assets ........................................................................................ 17,766 18,797 Liabilities Accounts payable and accrued expenses ................................. 546 655 Consumer deposits .......................................................................... 12 11,673 13,003 Payables to merchants ................................................................... 934 736 Notes payable and other borrowings .......................................... 8 1,687 1,359 Deferred tax liabilities ..................................................................... 16 3 2 Other liabilities .................................................................................. 9 256 358 Total liabilities .................................................................................... 15,100 16,113 Equity Share capital ..................................................................................... 13 — — Additional paid in capital ................................................................ 458 427 Reserves ............................................................................................ (213) (90) Retained earnings ............................................................................ 2,196 2,170 Total equity excluding non-controlling interests ......................... 2,441 2,507 Non-controlling interests ................................................................ 225 177 Total equity ........................................................................................ 2,666 2,684 Total equity and liabilities ................................................................ 17,766 18,797 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 4 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Interim condensed consolidated statement of changes in equity (Unaudited) USD millions Share capital Additional paid in capital Reserves Retained earnings Equity excluding non- controlling interests Non- controlling interests Total equity Balance as of January 1, 2026 — 427 (90) 2,170 2,507 177 2,684 Net profit (loss) — — — (5) (5) 6 1 Consumer receivables fair value through OCI — — (3) — (3) — (3) Exchange differences on translating foreign currencies — — (72) — (72) — (72) New share issue — 23 — (4) 19 — 19 Share-based payments — — — 36 36 — 36 Tax effects on share based payments — — — (7) (7) — (7) Other equity instruments coupons paid — — — 5 5 (5) — Changes in non-controlling interests — — — (22) (22) (2) (24) Balance as of March 31, 2026 — 450 (165) 2,173 2,458 176 2,634 Net profit (loss) — — — 4 4 5 9 Consumer receivables fair value through OCI — — (6) — (6) — (6) Exchange differences on translating foreign currencies — — (42) — (42) — (42) New share issue — 8 — — 8 — 8 Share-based payments — — — 25 25 — 25 Issuance of other equity instruments1 — — — — — 52 52 Other equity instruments coupons paid — — — 5 5 (5) — Changes in non-controlling interests — — — (11) (11) (4) (15) Balance as of June 30, 2026 — 458 (213) 2,196 2,441 225 2,666 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 5 KLARNA GROUP PLC Q2 INTERIM REPORT 2026 1 During the six months ended June 30, 2026, a subsidiary of Klarna Group Plc issued $52 million (SEK 500m) of Additional Tier 1 (“AT1”) securities. AT1 securities issued by subsidiaries of Klarna Group plc are considered non-controlling interests.

Klarna

USD millions	Share capital	Additional paid in capital	Reserves	Accumulated deficit	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as of January 1, 2025	**—**	**4,646**	**(479)**	**(2,081)**	**2,086**	**171**	**2,257**
Net profit (loss)	—	—	—	(99)	**(99)**	—	**(99)**
Exchange differences on translating foreign currencies	—	—	197	—	**197**	—	**197**
New share issue	—	8	—	—	**8**	—	**8**
Share-based payments	—	—	—	43	**43**	—	**43**
Tax effects on share based payments	—	—	—	(47)	**(47)**	—	**(47)**
Changes in non-controlling interests	—	—	—	(18)	**(18)**	2	**(16)**
Balance as of March 31, 2025	**—**	**4,654**	**(282)**	**(2,202)**	**2,170**	**173**	**2,343**
Net profit (loss)	—	—	—	(53)	**(53)**	—	**(53)**
Exchange differences on translating foreign currencies	—	—	98	—	**98**	—	**98**
New share issue	—	151	—	(66)[1]	**85**	—	**85**
Share-based payments	—	—	—	18	**18**	—	**18**
Tax effects on share based payments	—	—	—	20	**20**	—	**20**
Changes in non-controlling interests	—	—	—	—	**—**	(1)	**(1)**
Balance as of June 30, 2025	**—**	**4,805**	**(184)**	**(2,283)**	**2,338**	**172**	**2,510**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

[1] In April 2025, the non-controlling interest related to the Employee Equity Program in a Klarna Group subsidiary was exchanged for 1,948,166 ordinary shares in Klarna Group plc at a price of $34 per share. The $66 million associated with this transaction reflects the elimination of the intra-group investment, reclassified within equity and offset against Additional paid-in capital. There was no impact on total shareholders' equity or net income.

6 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Interim condensed consolidated statement of cash flows (Unaudited) Six Months Ended USD millions June 30, 2026 June 30, 2025 Operating activities Profit (loss) before taxes ................................................................................................... 42 (138) Income taxes paid ............................................................................................................... (18) (36) Interest expense paid ........................................................................................................ (230) (212) Interest income received .................................................................................................. 610 326 Adjustments for non-cash items in operating activities Depreciation, amortization and impairment ................................................................. 44 77 Share-based payments ..................................................................................................... 67 85 Provision for credit losses ................................................................................................. 492 398 Financial items including fair value effects ................................................................... 11 (50) Changes in the assets and liabilities of operating activities Change in consumer receivables at fair value through OCI ...................................... (315) — Change in consumer receivables at fair value through P&L ..................................... 194 — Change in consumer receivables at amortized cost ................................................... 47 (1,485) Change in other financial assets at amortized cost .................................................... (565) — Change in settlement, trade and other receivables .................................................... 23 (178) Change in notes payable and other borrowings .......................................................... 41 (9) Change in consumer deposits .......................................................................................... (604) 3,155 Change in bonds and treasury bills with maturity > 90 days .................................... (1,042) (742) Change in other assets and liabilities ............................................................................. (11) 343 Cash flow from operating activities ................................................................................... (1,213) 1,534 Investing activities Investments in intangible assets ..................................................................................... (16) (13) Investments in property and equipment ....................................................................... — (1) Cash flow from investing activities ..................................................................................... (16) (14) Financing activities Other equity instruments issued 52 — Notes payable and other borrowings issued ................................................................ 392 197 Notes payable and other borrowings redeemed ......................................................... (251) (30) Principal payments of lease liabilities ............................................................................ (9) (13) Cash flow from financing activities .................................................................................... 184 154 Cash and cash equivalents .................................................................................................. Cash and cash equivalents at the beginning of the period .............................................. 3,803 3,243 Cash flow for the period .................................................................................................... (1,044) 1,674 Exchange rate difference in cash and cash equivalents ........................................... (87) 587 Cash and cash equivalents at end of period ..................................................................... 2,672 5,504 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 7 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the three and six month period ended June 30, 2026

Note 1 Corporate information Klarna Group plc is a public company with limited liability incorporated under the laws of England and Wales. The interim consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively, “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”). Klarna is a technology-driven payments company, with operations spanning multiple countries. We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments. The Company's ordinary shares are listed on the New York Stock Exchange following the completion of the Company's initial public offering on September 10, 2025. Note 2 Accounting principles 1. Basis of preparation and consolidation The interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for equity investments, derivatives and consumer receivables at fair value through profit or loss or at fair value through other comprehensive income or loss, which have been measured at fair value, and lease liabilities, which are measured at present value. These interim condensed consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the interim condensed consolidated financial statements are stated in millions of United States dollars (“USD”), unless otherwise stated. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2025, as filed with the SEC as part of the Group’s Annual Report on Form 20-F, as they do not include all the information and disclosures required in the annual consolidated financial statements. Accounting principles and calculation methods applied in these interim condensed consolidated financial statements are consistent with those in the Group’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period. 2. New and amended standards and interpretations Standards and amendments effective for the period There were no new IFRS standards, amendments to standards or interpretations that became effective during the period that had a material effect on these interim condensed consolidated financial statements. New Standards and amendments issued but not yet effective 9 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier adoption is permitted. The Group is currently evaluating the impacts of IFRS 18, which introduces three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information. 3. Significant accounting judgments, estimates and assumptions In preparing these interim financial statements, the significant judgments, estimates and assumptions made by management in applying the Group’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December  31, 2025 as filed with the SEC as part of the Group’s Annual Report on Form 20-F. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events. Note 3 Operating segments Klarna’s CODM role is fulfilled by the executive officers as a group, who collaboratively assess financial performance and make resource allocation decisions on a consolidated basis. Klarna operates as one operating segment and has one reportable segment. Transaction and service revenue comprises transaction revenue and consumer service revenue. For the three months ended June 30, 2026 and 2025, transaction revenue was $571 million and $512 million, respectively, and consumer service revenue was $136 million and $92 million, respectively. For the six months ended June 30, 2026 and 2025, transaction revenue was $1,100 million and $940 million, respectively, and consumer service revenue was $278 million and $183 million, respectively. Klarna entered into sales agreements in respect of Fair Financing consumer receivables during the six months ended June 30, 2026, comprising initial sales of the existing portfolios held at amortized cost and forward flow agreements at fair value through other comprehensive income. These sales resulted in a gain on sale of consumer receivables of $69 million for the three months ended June 30, 2026 and $126 million for the six months ended June 30, 2026. There were no comparable gains in the three and six months ended June 30, 2025. The following table presents geographic information related to revenue for Klarna’s single operating segment. Transaction revenue, consumer service revenue, gain on sale of consumer receivables and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the cash and liquidity management of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased. 10 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

	Three Months Ended		Six Months Ended	
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Geographical breakdown				
United States	$ 376	$ 275	$ 775	$ 513
Germany	240	207	461	388
United Kingdom	120	109	231	194
Other countries	306	232	587	429
Revenue	**$ 1,042**	**$ 823**	**$ 2,054**	**$ 1,524**

During the three and six months ended June 30, 2026 and 2025, no individual country within other countries contributed more than 10% of revenues.

Note 4 Cash and cash equivalents

The Group's cash and cash equivalents consisted of:

	June 30, 2026	December 31, 2025
Cash held at central banks	$ 2,194	$ 2,578
Treasury bills held at central banks	–	543
Other bank deposits	478	682
Total cash and cash equivalents	**$ 2,672**	**$ 3,803**

Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where (i) the central bank is domiciled and (ii) the balance is readily available.

Note 5 Debt securities

As of June 30, 2026 and December 31, 2025, debt securities consisted of the following:

	June 30, 2026	December 31, 2025
Treasury bills chargeable at central banks	$ 2,142	$ 1,365
Mandatory deposits at central banks	93	93
Bonds and other interest bearing securities	358	60
Total debt securities and other liquid assets	**$ 2,593**	**$ 1,518**

The Group monitors the credit ratings for the securities held throughout the investment holding period. The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default.

Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company's day-to-day operations.

11 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Treasury bills chargeable at central banks and bonds and other interest-bearing securities both increased during the period, reflecting the reallocation of a portion of the Group's liquid assets into these instruments to enhance the yield generated on the liquidity portfolio. Bonds and other interest-bearing securities further included $171 million of securities, as at June 30, 2026, pledged as collateral in connection with the synthetic securitization transaction described in Note 10.

Note 6 Consumer receivables at amortized cost

Consumer receivables represent amounts due from consumers related to Klarna's flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables, except those which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model (see Note 10), are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses.

The below tables summarize consumer receivables at amortized cost for the periods ended June 30, 2026 and December 31, 2025:

	June 30, 2026		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 3,259	$ (236)	$ 3,023
Pay Later receivables	5,986	(178)	5,808
Total	**$ 9,245**	**$ (414)**	**$ 8,831**

	December 31, 2025		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 4,604	$ (272)	$ 4,332
Pay Later receivables	6,347	(220)	6,127
Total	**$ 10,951**	**$ (492)**	**$ 10,459**

Klarna assigns outstanding loans to one of three stages based on repayment performance to measure the allowance for credit losses of consumer receivables. The below tables reconcile the Group's classification of Fair Financing and Pay Later consumer receivables by stage for the opening and closing balances:

12 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Fair Financing receivables		Stage 1		Stage 2		Stage 3		Total
Gross carrying amount as of January 1, 2026	**$**	**4,267**	**$**	**216**	**$**	**121**	**$**	**4,604**
New assets originated or purchased		5,451		46		24		5,521
Assets repaid[1]		(6,238)		(262)		(61)		(6,561)
Transfers to stage 1		201		(196)		(5)		–
Transfers to stage 2		(600)		608		(8)		–
Transfers to stage 3		(11)		(240)		251		–
Amounts written off[2]		(13)		(10)		(177)		(200)
Proceeds received from the sale of uncollectible consumer receivables		–		(2)		(16)		(18)
Other adjustments[3]		(81)		(4)		(2)		(87)
Gross carrying amount as of June 30, 2026	**$**	**2,976**	**$**	**156**	**$**	**127**	**$**	**3,259**

[1] Assets repaid includes the sale of an existing portfolio of Fair Financing receivables within the period. See further details in Note 10 and Note 12.

[2] Amounts written off include both write-offs arising from credit risk as well as write-offs arising from non-credit risk related events, principally merchant fulfillment failures and unauthorized transactions where the consumer has no contractual obligation to pay.

[3] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables		Stage 1		Stage 2		Stage 3		Total
Gross carrying amount as of January 1, 2026	**$**	**5,936**	**$**	**263**	**$**	**149**	**$**	**6,347**
New assets originated or purchased		27,551		30		12		27,593
Assets repaid		(26,885)		(503)		(114)		(27,502)
Transfers to stage 1		58		(58)		–		–
Transfers to stage 2		(777)		777		–		–
Transfers to stage 3		(7)		(311)		318		–
Amounts written off[1]		(15)		(7)		(159)		(181)
Proceeds received from the sale of uncollectible consumer receivables		–		–		(87)		(87)
Other adjustments[2]		(175)		(5)		(4)		(184)
Gross carrying amount as of June 30, 2026	**$**	**5,686**	**$**	**186**	**$**	**115**	**$**	**5,986**

[1] Amounts written off include both write-offs arising from credit risk as well as write-offs arising from non-credit risk related events, principally merchant fulfillment failures and unauthorized transactions where the consumer has no contractual obligation to pay.

[2] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

13 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

The activity in the Group's allowance for credit losses recognized for Fair Financing and Pay Later consumer receivables, based on the above stage classifications, is detailed in the below table:

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2026	**$ (127)**	**$ (52)**	**$ (93)**	**$ (272)**
New assets originated or purchased	(128)	(8)	(3)	(139)
Assets repaid	143	47	42	232
Transfers to stage 1	(28)	25	3	—
Transfers to stage 2	89	(94)	5	—
Transfers to stage 3	1	154	(155)	—
Other movements in ECL allowance	(31)	(134)	(46)	(211)
Amounts written off[1]	2	5	144	151
Other adjustments[2]	1	1	1	3
Allowance as of June 30, 2026	**$ (78)**	**$ (56)**	**$ (102)**	**$ (236)**

[1] Amounts written off include both write-offs arising from credit risk as well as write-offs arising from non-credit risk related events, principally merchant fulfillment failures and unauthorized transactions where the consumer has no contractual obligation to pay.

[2] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2026	**$ (73)**	**$ (56)**	**$ (91)**	**$ (220)**
New assets originated or purchased	(170)	(12)	(2)	(184)
Assets repaid	223	60	71	354
Transfers to stage 1	(1)	1	—	—
Transfers to stage 2	63	(63)	—	—
Transfers to stage 3	1	145	(146)	—
Other movements in ECL allowance	(105)	(128)	(49)	(282)
Amounts written off[1]	3	4	143	150
Other adjustments[2]	1	1	2	4
Allowance as of June 30, 2026	**$ (58)**	**$ (48)**	**$ (72)**	**$ (178)**

[1] Amounts written off include both write-offs arising from credit risk as well as write-offs arising from non-credit risk related events, principally merchant fulfillment failures and unauthorized transactions where the consumer has no contractual obligation to pay.

[2] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

14 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Note 7 Other financial assets at amortized cost As of June 30, 2026 and December 31, 2025, Other financial assets at amortized cost consisted of the following: June 30, 2026 December 31, 2025 Reverse repurchase agreements .................................................................... $ 247 $ — Loans to structured entities ............................................................................ 279 — Total other financial assets at amortized cost ................................................. $ 526 — $ — As part of its treasury liquidity operations, the Group enters into reverse repurchase agreements with various counterparties to deploy liquidity. Substantially all the risks and rewards relating to the securities purchased under such agreements remain with the counterparty. As at June  30, 2026, cash advanced against securities under such agreements amounted to $247 million, and is recognized as an asset under other financial assets at amortized cost within the consolidated balance sheet. The difference between the purchase and resale price of such securities is accrued over the term of the agreement using the effective interest method, with $3.8 million recognized as Interest income within the consolidated statements of profit or loss during the six months ended June 30, 2026. Securities received as collateral may be sold or re-pledged subject to the terms of the agreement. Loans to structured entities relate to senior funding provided to the purchasing counterparty under the Group’s increased forward flow arrangements. See Note 10 for further details. Note 8 Notes payable and other borrowings As of June 30, 2026 and December 31, 2025, notes payable and other borrowings consisted of the following: June 30, 2026 December 31, 2025 Warehouse financing facility ............................................................................ $ 573 $ 589 Liabilities to financial institutions .................................................................... 372 163 Senior unsecured bonds ................................................................................... 399 326 Subordinated liabilities ...................................................................................... 179 184 Commercial papers ............................................................................................ 92 84 Derivatives ............................................................................................................ 72 13 Total notes payable and other borrowings ....................................................... $ 1,687 $ 1,359 In the six months ended June 30, 2026, Klarna issued credit-linked notes ("CLNs") in connection with the synthetic securitization transaction described in Note 10, Such CLNs, are included in liabilities to financial institutions at a carrying amount of $171 million as at June 30, 2026. In the six months ended June 30, 2026, Klarna issued a total of, at issuance, approximately $158 million of SEK and EUR denominated commercial papers (SEK 1,250 million and EUR 18 million) across thirteen transactions between January 15 and June 17, 2026, with maturities ranging from April to December 2026 and discount rates between 2.20% and 2.71%. 15 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Over the same period, Klarna redeemed approximately $144 million of commercial papers (SEK 1,125 million and EUR 18 million) across twelve transactions between January 15 and June 30, 2026.

Note 9 Other liabilities

The Group's other liabilities as of June 30, 2026 and December 31, 2025 consisted of:

	June 30, 2026	December 31, 2025
Lease liabilities	$ 65	$ 80
Commercial agreement liabilities	34	40
Income and payroll tax payables	34	28
Provisions	16	13
Payable to SPV[1]	24	44
Others	83	153
Total	**$ 256**	**$ 358**

[1] Refer to Note 10 for further details on payable to SPV.

Commercial agreement liabilities

Commercial agreement liabilities represent unpaid costs relating to commercial agreement assets.

Provisions

The Group recognizes provisions for present obligations arising from past events when payment of the obligations is probable and can be reliably estimated. Provisions primarily consist of consumer refund commitment, and pending legal and tax litigation. Changes in provisions were immaterial in 2026 and 2025.

Klarna offers a Buyer Protection Policy, pursuant to which the Group reimburses consumers in certain circumstances, including where a merchant does not adequately resolve a purchase return for purchases made using a Klarna payment method. The Group recognizes a provision for the expected unrecovered portion of such reimbursements. The total gross transaction value covered by the Buyer Protection Policy as at June 30, 2026 and December 31, 2025 was $1,104 million and $889 million, respectively, which, while not representing a liability, contingent liability, or commitment, represents the underlying exposure used in measuring the related provision.

Contingent liabilities

In the ordinary course of business, the Group is involved in various proceedings and inquiries, which may include legal, arbitration, dispute, administrative, and regulatory matters. Where an outflow is not considered probable, no provision is recognized. The assessment of whether a present obligation exists involves significant judgment

16 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Were future obligations to arise in respect of such matters pending, possible outcomes could aggregate to a range of $100 million to $200 million. This range reflects, among other things, the nature, uncertainty and current status of these ongoing matters, being an aggregate across such matters taken as a whole and not an estimate of any individual matter. FTC Inquiry The Group has been subject to an ongoing inquiry by the U.S. Federal Trade Commission ("FTC") in relation to the Group's Buyer Protection Policy, and in August 2026, received a draft complaint from the FTC in respect of this matter. The Group does not agree with the positions set out by the FTC staff and is in the early stages of discussions to explore resolution. The matter remains in preliminary stage and is included in the contingent liabilities described above. Note 10 Structured entities Klarna enters into arrangements with structured entities, and consolidates such entities where it has power over key activities and exposure and ability to influence its own returns, and does not consolidate such entities where those conditions are not met. Klarna's consolidated structured entities comprise a warehouse financing facility and an employee benefit trust. Klarna also enters into arrangements with unconsolidated structured entities through synthetic securitizations, under which credit risk on pools of consumer receivables is transferred without derecognition, and forward flow arrangements, under which specified pools of consumer receivables are transferred to securitization vehicles (“SPV”) and derecognized. In March 2026, Klarna increased one of its existing forward flow arrangements from one to two billion USD, with an unconsolidated SPV, to which specified pools of eligible U.S. Fair Financing consumer receivables will be transferred. Klarna derecognize these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The agreements are fixed-term, with commitment periods ranging from one to three years, during which Klarna sells eligible receivables shortly after origination. The purchasing counterparty is committed to purchase all eligible receivables offered up to its commitment amount of $2.0 billion. Klarna committed to provide senior funding of up to $400 million in connection with the arrangement. The funding is secured by the receivables pool and the lender tranche benefits from subordination of the investor tranche, whereby the first losses of up to $310 million will be borne by the purchasing counterparty. As of June  30, 2026, $279 million of senior funding had been extended to the purchasing counterparty and recognized as loans to structured entities under Other financial assets at amortized cost in the consolidated balance sheet (see Note 7). In connection with increasing this arrangement, Klarna sold an existing pool of U.S. Fair Financing receivables totalling $496 million in the three month ended March 31, 2026 (see Note 3). These receivables sold were previously held at amortized cost. 17 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

In addition, in March 2026, Klarna entered into a synthetic securitization transaction, where it economically transferred a portion of credit risk for certain pools of consumer receivables (the "referenced pools"), which remains on Klarna's balance sheet, with the primary objective of lowering the regulatory capital risk weights of the underlying assets. Credit risk for each referenced pool is separated into three tranches: junior, mezzanine, and senior. Klarna retains the risk for the junior and senior tranches and transfers the risk for the mezzanine tranche to investors through issuing EUR 150 million of CLNs to external investors. The total consumer receivables pool committed under the transaction is EUR 1.5 billion. As at June 30, 2026, CLNs at a carrying amount of $171 million had been issued under the transaction, and recognized under liabilities to financial institutions (see Note 8).

Further, in June 2026, Klarna entered into a new forward flow arrangement with an unconsolidated structured entity, to which specified pools of eligible German Fair Financing consumer receivables are transferred shortly after origination. Klarna derecognize the receivables transferred upon transferring the contractual rights to their cash flows and substantially all the associated risks and rewards, and retains no equity, subordinated, residual or risk-retention interest in the structure. The arrangement is fixed-term, comprising an initial sale of an existing portfolio during the period and a 24-month forward-flow arrangement commencing July 1, 2026, during which the purchasing counterparty is committed to purchase all eligible receivables offered up to its commitment amount of EUR 900 million. The first losses on the transferred receivables are borne by the purchasing counterparty's through their subordinated position. Klarna continues to service the receivables for a market-rate fee. In connection with entering into this arrangement, Klarna sold an existing pool of German Fair Financing receivables totalling $967 million in the three months ended June 30, 2026 (see Note 3). These receivables sold were previously held at amortized cost.

The following table shows the carrying amount of Klarna's recorded interest in its consolidated balance sheet as of June 30, 2026 and December 31, 2025, and represented the maximum exposure to risk associated with its interest in the unconsolidated structured entities. The maximum exposure reflects the total potential loss the Group could incur from its involvement, regardless of the likelihood of that loss being incurred.

	June 30, 2026	December 31, 2025
Consumer receivables at fair value through OCI	$ 718	$ 386
Consumer receivables at fair value through profit or loss	204	400
Loans to structured entities	279	–
Receivables from SPVs	170	54
Pledged assets under forward flow arrangements	2	–
Total assets	**$ 1,373**	**$ 840**
Payable to SPV	24	44
Total liabilities	**$ 24**	**$ 44**

During the six months ended June 30, 2026 and full year 2025, Klarna originated consumer receivables totalling $14.7 billion and $2.4 billion, respectively, classified at fair value through profit or loss, or fair value through other comprehensive income.

18 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Following the transfer of consumer receivables Klarna typically continues to service the sold receivables on behalf of the SPVs for a servicing fee. The Company earned servicing income of $15 million and $2 million in the six months ended June 30, 2026 and 2025, respectively, recognized within Transaction and service revenue related to derecognized receivables. The servicing fees were commensurate with market rates and did not expose Klarna to credit losses beyond its contractual entitlements. The servicing arrangement did not constitute a form of retained interest that precluded derecognition.

As of June 30, 2026 and December 31, 2025, an aggregated balance of $3.9 billion and $2.9 billion, respectively, in sold receivables was recognized by the unconsolidated SPVs.

Note 11 Funding costs

The Group's funding costs for the periods ended June 30, 2026 and 2025 were as follows:

	Three Months Ended		Six Months Ended	
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Consumer deposits	(75)	(82)	(150)	(159)
Fair value adjustment on loans sold and held for sale	(46)	(23)	(96)	(44)
Other cost of securitizations	(7)	(9)	(11)	(14)
Interest-bearing securities	(10)	(6)	(19)	(11)
Liabilities to credit institutions	(13)	(6)	(25)	(11)
Subordinated liabilities	(4)	(4)	(9)	(9)
Other funding costs	(16)	(17)	(32)	(29)
Total funding costs	**(171)**	**(147)**	**(342)**	**(277)**

Fair value adjustments on loans sold and held for sale relate to Pay Later receivables classified under the originate-to-sell business model and measured at fair value through profit or loss ("FVTPL"). See Note 10.

19 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Note 12 Fair value measurement of financial assets and liabilities The following table shows the Group’s financial assets and liabilities measured at fair value on a recurring basis and identifies which of the three valuation levels the assets and liabilities have been classified into as of June 30, 2026 and December 31, 2025. No transfers between levels have been made during the six months ended June 30, 2026 or twelve months ended December 31, 2025. June 30, 2026 Financial Instruments Level 1 Level 2 Level 3 Total Assets Consumer receivables at fair value through profit or loss ............................................................. $ — $ — $ 204 $ 204 Consumer receivables at fair value through OCI ............................................................................. — — 718 718 Derivatives ............................................................... — 14 — 14 Equity investments ................................................. 6 — 6 12 Total financial assets ............................................... $ 6 $ 14 $ 928 $ 949 Liabilities Derivatives ............................................................... $ — $ 72 $ — $ 72 Total financial liabilities ........................................... $ — $ 72 $ — $ 72 December 31, 2025 Financial Instruments Level 1 Level 2 Level 3 Total Assets Consumer receivables at fair value through profit or loss ............................................................. $ — $ — $ 400 $ 400 Consumer receivables at fair value through OCI ............................................................................. — — 386 386 Derivatives ............................................................... — 21 — 21 Equity investments ................................................. 7 — 8 15 Total financial assets ............................................... $ 7 $ 21 $ 794 $ 822 Liabilities Derivatives ............................................................... $ — $ 13 $ — $ 13 Total financial liabilities ........................................... $ — $ 13 $ — $ 13 20 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities which are recorded at fair value:

	Financial assets		
	Equity investments	Consumer receivables at fair value through profit or loss	Consumer receivables at fair value through OCI
Balance as of December 31, 2025	**$ 8**	**$ 400**	**$ 386**
Receivables originated	—	12,141	2,609
Receivables sold to third parties[2]	—	(11,404)	(1,790)
Consumer receivable settlements	—	(836)	(431)
Gain/(loss) in statement of profit or loss[1]	(2)	(96)	—
of which: unrealized gain/(loss)	(2)	(6)	—
of which: realized gain/(loss)	—	(90)	—
Total gain/(loss) recognized in OCI	—	—	(56)
Balance as of June 30, 2026	**$ 6**	**$ 204**	**$ 718**

[1] Fair value gains and losses on Pay Later loans sold and held for sale recognized in the statement of profit or loss are included in funding costs.

[2] Consumer receivables at fair value through profit or loss or at fair value through OCI sold during the six months ended June 30, 2026 totalled $13,194 million in accordance with the table above. In addition, Klarna sold consumer receivables measured at amortized cost of $1,480 million in the same period (see Note 6). Together, total Fair Financing receivables sold were $3,269 million and total Pay Later receivables sold were $11,404 million in the six months ended June 30, 2026; of which $1,204 million and $5,547 million, respectively, in the first quarter of 2026 and $2,065 million and $5,857 million, respectively, in the second quarter of 2026.

Financial assets and liabilities measured at amortized cost

The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value where the carrying amount approximates fair value, which includes cash held at central banks, other bank deposits, mandatory deposits at central banks, consumer receivables, settlement, trade and other receivables, payables to merchants, loans to structured entities, repurchase agreement assets and liabilities (included in other financial assets at amortized cost and notes payable and other borrowings, respectively) and other liabilities.

21 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Financial Instruments	June 30, 2026				
Assets	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Balance at Fair Value**
Treasury bills at central banks	$ 2,142	$ 2,138	$ —	$ —	$ 2,138
Bonds and other interest bearing securities	358	357	—	—	357
Total financial assets	**$ 2,500**	**$ 2,495**	**$ —**	**$ —**	**$ 2,495**
Liabilities					
Consumer deposits	$ 11,673	$ —	$ 11,763	$ —	$ 11,763
Subordinated liabilities	179	—	206	—	206
Senior unsecured bonds	399	—	402	—	402
Commercial papers	92	—	92	—	92
Credit-linked notes	171	—	171	—	171
Warehouse financing facility	573	—	570	—	570
Total financial liabilities	**$ 13,087**	**$ —**	**$ 13,204**	**$ —**	**$ 13,204**

Financial Instruments	December 31, 2025				
Assets	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Balance at Fair Value**
Treasury bills at central banks	$ 1,908	$ 1,909	$ —	$ —	$ 1,909
Bonds and other interest bearing securities	60	60	—	—	60
Total financial assets	**$ 1,968**	**$ 1,969**	**$ —**	**$ —**	**$ 1,969**
Liabilities					
Consumer deposits	$ 13,003	$ —	$ 13,188	$ —	$ 13,188
Subordinated liabilities	184	—	206	—	206
Senior unsecured bonds	326	—	327	—	327
Commercial papers	84	—	84	—	84
Warehouse financing facility	589	—	589	—	589
Total financial liabilities	**$ 14,186**	**$ —**	**$ 14,394**	**$ —**	**$ 14,394**

Treasury bills at central banks includes treasury bills held at central banks, presented within Cash and cash equivalents in the consolidated balance sheet, and treasury bills chargeable at central banks are included within Debt securities in the consolidated balance sheet. Bonds and other interest-bearing securities are included within Debt securities in the consolidated balance sheet. These financial instruments are valued at active market prices.

The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.

22 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

The table below represents net results from categories of the following financial instruments for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended	
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Financial instruments measured at fair value through profit or loss	$ (12)	$ 10	$ (72)	$ 77
Financial assets measured at amortized cost	671	588	1,343	1,102
Financial liabilities measured at amortized cost	(148)	(135)	(285)	(263)
Exchange gains/losses	17	(50)	67	(146)
Total	**$ 529**	**$ 413**	**$ 1,054**	**$ 770**

Note 13 Issued capital and reserves

Share capital

As of June 30, 2026, our issued and outstanding share capital consists of the following share classes:

	Ordinary shares	Class B shares	Deferred shares	Deferred shares	Deferred shares	Deferred shares
Nominal value	***$0.00010***	***$0.00010***	***$0.00073***	***$11.35013***	**$0.28000**	**$0.00010**
As of January 1, 2025	**365,296,572**	**—**	**365,296,572**	**—**	**1**	**—**
Shares issued	12,211,338	369,911,294	257,772	369,911,294	—	—
Capital reduction	—		(365,554,344)	(369,911,294)	(1)	(41,774,705)
Redesignation		(41,774,705)				41,774,705
As of December 31, 2025	**377,507,910**	**328,136,589**	**—**	**—**	**—**	**—**
Shares issued	1,652,156	—	—	—	—	—
Redesignation		(140,342,441)				140,342,441
As of June 30, 2026	**379,160,066**	**187,794,148**	**—**	**—**	**—**	**140,342,441**

The excess of the consideration received from issuance of shares over their nominal value is recognized as Additional paid in capital. In the six months ended June 30, 2026, an aggregate of 1,652,156 ordinary shares were issued, comprising:

- 1,080,000 ordinary shares issued following an exchange of subsidiary shares, previously acquired through exercise of such warrants, into ordinary shares of Klarna Group plc.
- 375,525 ordinary shares were issued following an exchange of ordinary shares in a subsidiary of Klarna Group plc pursuant to the Group's Employee Equity Program
- 196,631 ordinary shares issued to employees, including ordinary shares issued upon the vesting of restricted stock units in Klarna Group plc ("Klarna Group plc RSUs") .

In addition, upon ordinary shares being sold by shareholders who held such shares at the time of the initial public offering, 140,342,441 Class B shares were redesignated into deferred shares, each with a nominal value of $0.00010 ("Class B Redesignation").

23 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

It is also noted that during the three months ended June 30, 2026, 46,636 ordinary shares were granted to employees, including executive officers, of which 22,420 were withheld to cover statutory tax withholding obligations resulting in a net issuance of 24,216 ordinary shares. The corresponding share-based compensation expense has been recognized in the six months ended June  30, 2026 however, these shares had not been registered or issued as of the reporting date. Note 14 Share-based payments The following table presents share-based payment costs, inclusive of social security charges, recognized in the three and six months ended June 30, 2026 and 2025: Three Months Ended Six Months Ended June 30, 2026 June 30, 2025 June 30, 2026 June 30, 2025 Employee restricted share unit program .......... $ (18) $ (20) $ (30) $ (33) Share warrants and share options ..................... (15) (6) (29) (45) Direct share issuance ............................................ (4) — (8) (7) Share-based payment costs .................................. $ (37) $ (26) $ (67) $ (85) less: amounts recognized as reduction of revenue ..................................................................... — — — (1) Share-based payments expense ........................... $ (37) $ (26) $ (67) $ (86) 24 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

The below table includes additional details regarding RSUs, share warrants and options, issued by Klarna Group plc as of, and for the six months ended June 30, 2026.

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares issued by Klarna Group plc	
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number[2]	Weighted average exercise price[1]
December 31, 2025	**998,907**	**$ 34.2**	**27,132,727**	**$ 60.6**	**20,446,908**	**$ 42.0**
Granted	444,832	14.9	402,394	15.1	2,795,264	7.5
Released[3]	(3,775)	34.0	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(99,156)	33.5	—	—	—	—
June 30, 2026	**1,340,808**	**$ 27.8**	**27,535,121**	**$ 59.9**	**23,242,172**	**$ 37.9**

[1] Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

[2] Two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two Class C shares on exercise. Weighted average exercise prices for Class C share options are expressed per Class C share; the equivalent exercise price expressed per ordinary share is double the figures shown.

[3] Released represents RSUs that vested during the period and were settled through the delivery of shares in Klarna Group plc to employees.

The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc, as of, and for the six months ended June 30, 2026:

	Legacy RSU program		Share warrants issued by a subsidiary of Klarna Group plc	
	Number	Weighted average fair value at grant[1]	Number	Weighted average exercise price[2]
December 31, 2025	**14,597,215**	**$ 5.1**	**2,227,521**	**$ 605.0**
Granted	—	—	—	—
Released[3]	(3,019,415)	5.2	—	—
Repurchased	—	—	(50,000)	251.2
Expired	—	—	(69,673)	0.1
Forfeited	(1,423,676)	5.0	(46,318)	660.7
June 30, 2026	**10,154,124**	**$ 5.1**	**2,061,530**	**$ 632.8**
Equivalent of Klarna Group plc Shares	**2,497,915**	**$ 20.7**	**24,738,360**	**$ 52.7**

[1] Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.

[2] Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

[3] Released represents RSUs that vested during the period and were settled through the delivery of shares in a subsidiary to employees.

25 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Upon vesting, one Legacy RSU entitles the holder to receive a share in a subsidiary, and one share warrant issued by a subsidiary entitles the recipient to purchase one ordinary share in a subsidiary. We anticipate periodically facilitating the exchange of shares resulting from Legacy RSU program and share warrants exercised into subsidiaries into ordinary shares of Klarna Group plc. The number of equivalent Klarna Group plc shares is presented as if the Legacy RSUs program and share warrants issued by a subsidiary of Klarna Group plc had been exchanged into Klarna Group plc ordinary shares as of the reporting date. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange. As of June  30, 2026, one Legacy RSU and one warrant would correspond to approximately 0.25 and 12 ordinary shares of Klarna Group plc, respectively. In the six months ended June 30, 2026: • 444,832 RSUs were awarded to employees, which are issuable into ordinary shares of Klarna Group plc upon vesting. The weighted average fair value at grant was $14.9, determined based on the fair value of the ordinary shares on the grant date. The RSUs generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited. • 437,166 ordinary shares were granted to employees, including executive officers, of which 220,094 were withheld to cover statutory tax withholding obligations resulting in a net issuance of 217,072 ordinary shares. There were no vesting conditions or restrictions placed on the awards and, accordingly, the related share-based compensation expense, based on the grant-date fair value of the awards, was recognized immediately. The weighted average fair value of the ordinary shares granted was $15.3. • 2,795,264 C Class options, with two options entitling the recipient to acquire either one ordinary share or two C Class shares in Klarna Group plc, at the agreed strike price, were granted to Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. These awards were fully vested on the grant date. • 402,394 options to acquire one ordinary share in Klarna Group plc, at the agreed strike price, were granted to two executive officers. These awards were fully vested on the grant date. Klarna uses the Black-Scholes model when calculating the fair value of share warrants and options granted, including share options to acquire C Class shares. The inputs used within the model for the share warrants and options granted during the six months ended June 30, 2026 were: Six Months Ended June 30, 2026 Expected volatility (%) ................................................................................................. 42% Risk-free interest rate (%) .......................................................................................... 3.8% - 4.1% Expected term (years) ................................................................................................. 2.5 - 3.0 Weighted average share price for instruments issued by Klarna Group plc (in USD) ........................................................................................................................... 15.1 26 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

Note 15 Information on related parties

Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. Klarna paid Milkywire AB $0.9 million in 2025 and $0.3 million through the first two quarters of 2026, respectively, for sustainability-related services. Separately, Klarna transferred to Milkywire an additional $0.5 million in 2025 for the purchase of carbon credits on Klarna's behalf; these amounts were paid in full to the third-party providers and Milkywire did not retain any margin on these transactions. No carbon credit purchases were made in the six months ended June 30, 2026.

Additionally, the Company made charitable contributions of $2.3 million in 2025 to the WRLD Foundation, where Nina Siemiatkowski serves as a board member. No contributions were made in the six months ended June 30, 2026. These arrangements were approved by the Board of Directors, excluding the Chief Executive Officer. For further details, refer to Note 23 of the consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.

During the six months ended June 30, 2026, the Board of Directors approved the grant of 402,394 options to acquire ordinary shares in Klarna Group plc and the issuance of 319,416, gross of shares withheld to cover tax, of ordinary shares directly to members of the Company's management team. Additionally, the Board of Directors granted 2,795,264 Class C share options to Mr. Siemiatkowski, which were fully vested on the grant date. See Note 14 for additional details regarding these awards.

Note 16 Income taxes

The table below represents income tax (expense) benefit, effective tax rate as of the three and six months ended June 30, 2026, and 2025, and deferred tax assets and deferred tax liabilities as of June 30, 2026 and December 31, 2025:

	Three months ended		Six months ended	
Income tax (expense) benefit	**June 30, 2026**	**June 30, 2025**	**June 30, 2026**	**June 30, 2025**
Current tax				
Tax expense for the period	$ (16)	$ (1)	$ (28)	$ (9)
Total	**$ (16)**	**$ (1)**	**$ (28)**	**$ (9)**
Deferred tax				
Deferred tax	$ (2)	$ (6)	$ (4)	$ (5)
Income tax expense	**$ (18)**	**$ (7)**	**(32)**	**(14)**
Profit (loss) before tax	**$ 27**	**$ (46)**	**$ 42**	**$ (138)**
Effective tax rate	**66.7 %**	**15.2 %**	**76.2 %**	**10.1 %**

27 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Deferred taxes June 30, 2026 December 31, 2025 Deferred tax asset ............................................................................................... $ 25 $ 36 Deferred tax liability ............................................................................................ (3) (2) Total deferred taxes $ 22 $ 34 Comprising: ............................................................................................................ Losses carried forward ....................................................................................... $ 59 $ 71 Allowance for credit losses ................................................................................ 13 12 Intangible assets .................................................................................................. (54) (78) Other ....................................................................................................................... 4 30 Total deferred taxes $ 22 $ 34 Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized. The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met. The effective tax rate of 66.7% and 76.2%, respectively, arises from current tax charges recognized in profitable jurisdictions, at applicable local rates, while no deferred tax asset is recognized against losses in certain other jurisdictions. The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. There was no material impact of Pillar Two on Klarna Group as of June 30, 2026. Note 17 Net profit (loss) per share Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna Group plc by the weighted average number of ordinary shares outstanding during the period. Diluted profit (loss) per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options, and Klarna Group plc RSUs. The Group has also granted RSUs and certain warrants in subsidiaries which are exercisable or convertible in subsidiary company shares and are not considered potential ordinary shares in Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net profit (loss) per share due to their impact on non-controlling interest for Klarna Group plc. Due to the net loss attributable to shareholders of Klarna Group plc and the resulting anti-dilutive effect for the six months ended June 30, 2026 and the three and six months ended June 30, 2025, all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for those periods. For the three months ended June 30, 2026, potential ordinary shares are dilutive and are included in the diluted earnings per share calculation. Potential ordinary shares in subsidiaries have an insignificant impact on non-controlling interest for purposes of the diluted loss per share for the three and six months ended June 30, 2026 and June 30, 2025. 28 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

Klarna

The computation of loss per share for the respective periods is as follows:

	Three Months Ended				Six Months Ended			
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025	
Numerator:								
Net profit (loss) attributable to shareholders of Klarna Group plc	$	4	$	(52)		(1)		(153)
Denominator:								
Weighted average number of ordinary shares - basic		378,689,760		368,052,591		378,365,549		366,732,817
Dilutive potential ordinary shares		200,155		—		—		—
Weighted average number of ordinary shares - diluted		378,889,915		368,052,591		378,365,549		366,732,817
Net profit (loss) per share attributable to shareholders of Klarna Group plc:								
Basic	$	0.01	$	(0.14)	$	0.00	$	(0.42)
Diluted	$	0.01	$	(0.14)	$	0.00	$	(0.42)

Note 18 Significant events after the end of the reporting period

The Group has evaluated all events that have occurred subsequent to June 30, 2026, through the date that the interim consolidated financial statements were approved by the Board of Directors.

On July 1 2026, after the reporting date, the Stockholm Patent and Market Court issued a decision against Google (Google LLC, Alphabet Inc. and Google Sweden AB) to pay the Group's subsidiary Klarna Technologies AB ("PriceRunner") approximately $2.1 billion, in damages and accrued interest, in a competition-damages proceeding related to Google's abuse of its dominant position in displaying search and compare results.

The judgment was rendered at first instance and has been appealed by both parties to the Patent and Market Court of Appeal on July 22, 2026. Interest continues to accrue on the amounts awarded in the initial judgment. The claim has been financed by third parties under a litigation funding arrangement. If the litigation is ultimately successful, a share of the proceeds is payable in relation to this arrangement to litigation funders, ATE insurers, and further shares are payable, under the terms of the acquisition of PriceRunner, to its former shareholders. Any amount ultimately recovered would be reduced by these sharing arrangements and by applicable taxation. The Group's entitlement is contingent on the successful outcome of the litigation and, as at 30 June 2026, the criteria for recognition had not been met. Accordingly, no amount has been recognized in the consolidated financial statements in respect of the claim.

On July 16, 2026, Klarna completed a $518 million significant risk transfer with an external investor under a three-year agreement. Under the transaction, a portion of the credit risk on a reference portfolio of consumer receivables was transferred to the investor, reducing the regulatory capital requirements on those assets. The receivables remain recognized on Klarna's balance sheet. As the transaction completed after June 30, 2026, it had no impact on these financial statements.

29 KLARNA GROUP PLC Q2 INTERIM REPORT 2026

In July 2026, subsequent to the reporting date, Klarna commenced a consumer device financing program in the United States with Apple, under which consumers may lease eligible consumer electronics devices over terms ranging from 12 to 36 months. Klarna is responsible for credit decisioning, financing and payment servicing and earns a fee from the retail partner. The program had no effect on the interim condensed consolidated financial statements for the six months then ended. No other significant events have occurred during the subsequent period. 30 KLARNA GROUP PLC Q2 INTERIM REPORT 2026